Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP MATCHES COMPETING PROPOSAL TO ACQUIRE
CANPLATS RESOURCES

VANCOUVER, British Columbia – December 24, 2009 Goldcorp Inc. (TSX: G, NYSE: GG) today announced that it has delivered to Canplats Resources Corporation (“Canplats”) (TSX-V: CPQ) an amendment to Goldcorp’s proposal to acquire all of the issued and outstanding shares (the “Shares”) of Canplats (the “Goldcorp Proposal”) that matches the proposal made on December 21, 2009 by Minera Penmont S. de R.L. de C.V. (“Penmont”). Under the terms of the Goldcorp Proposal, Goldcorp will pay consideration of C$4.40 per Share comprised of C$4.20 cash per share plus shares of a newly-formed company which will hold Canplats’ exploration properties (“Spinco”) with a notional value of C$0.20 per Share.  Goldcorp believes that these amendments to the transaction make the Penmont Proposal not a “Superior Proposal” within the meaning of the Business Combination Agreement dated November 16, 2009 between Canplats and Goldcorp (the “BCA”).

Since Goldcorp has matched the Penmont Proposal, Canplats must enter into an agreement with Goldcorp to reflect the amended terms of the transaction and must recommend that the Canplats Securityholders approve the business combination with Goldcorp. Under the terms of the Penmont Proposal, the Penmont Proposal is of no further effect because Goldcorp has exercised its right to match. No termination, break or other fee is payable by Canplats to Penmont in respect of Goldcorp’s exercise of its right to match.

Canplats shareholders and other interested parties are advised to read the materials relating to the proposed transaction that will be filed by Goldcorp and Canplats with securities regulatory authorities in Canada and with the United States Securities and Exchange Commission when they become available because they will contain important information. Anyone may obtain copies of these documents when available free of charge at the Canadian Securities Administrators' website at www.sedar.com and from the United States Securities and Exchange Commission at its website at www.sec.gov. This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the Shares or a solicitation of a proxy.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. (“Goldcorp”). Forward-looking statements include, but are not limited to, statements with respect to the proposed business combination with Canplats Resources Corporation and the competing offer for Canplats Resources Corporation made by Minera Penmont S.de R.L. de C.V.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”,  “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2008 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CONTACT INFORMATION:

Jeff Wilhoit
Vice President, Investor Relations
(604) 696-3074
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com